As confidentially submitted to the Securities and Exchange Commission on October 10, 2017.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Stitch Fix, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5961	27-5026540
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Montgomery Street, Suite 1500

San Francisco, California 94104

(415) 882-7765

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Katrina Lake

Chief Executive Officer

Stitch Fix, Inc.

1 Montgomery Street, Suite 1500

San Francisco, California 94104

(415) 882-7765

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jodie Bourdet David Peinsipp Siana Lowrey Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Scott Darling Casey O’Connor Stitch Fix, Inc. 1 Montgomery Street, Suite 1500 San Francisco, California 94104 (415) 882-7765	Katharine Martin Rezwan Pavri Catherine Doxsee Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.00002 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment to the Draft Registration Statement on Form S-1 (the Draft Registration Statement) of Stitch Fix, Inc. is being confidentially submitted solely for the purpose of filing Exhibits 3.2, 3.4, 10.14 and 21.1 as indicated in Item 16 of Part II of the Draft Registration Statement. This Amendment does not modify any provision of the prospectus that forms a part of the Draft Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Stitch Fix,” the “company,” “we,” “our,” “us” or similar terms refer to Stitch Fix, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Stitch Fix, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Stitch Fix, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Stitch Fix, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since October 1, 2014 through October 9, 2017 (after giving effect to a 1-for-5 stock split effected in December 2014):

(1)	From October 1, 2014 through October 9, 2017, we granted to our directors, employees, consultants and other service providers options to purchase 13,999,572 shares of our Class B common stock with per share exercise prices ranging from $0.904 to $23.43 under our 2011 Plan.

(2)	From October 1, 2014 through October 9, 2017, we issued to our directors, employees, consultants and other service providers an aggregate of 5,653,076 shares of our Class B common stock at per share purchase prices ranging from $0.044 to $16.98 pursuant to exercises of options granted under our 2011 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are filed as part of this Registration Statement.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of Stitch Fix, Inc., as amended, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of Stitch Fix, Inc., to be in effect on the completion of the offering.

3.3†	Amended and Restated Bylaws of Stitch Fix, Inc., as currently in effect.

3.4	Form of Amended and Restated Bylaws of Stitch Fix, Inc., to be in effect on the completion of the offering.

4.1*	Form of Class A Common Stock Certificate.

5.1*	Opinion of Cooley LLP.

10.1†	Amended and Restated Investor Rights Agreement, dated April 10, 2014.

10.2+†	Stitch Fix, Inc. 2011 Equity Incentive Plan.

Exhibit Number	Description

10.3+†	Forms of grant notice, stock option agreement, notice of exercise and early exercise stock purchase agreement under the Stitch Fix, Inc. 2011 Equity Incentive Plan.

10.4+*	Stitch Fix, Inc. 2017 Incentive Plan, effective as of , 2017.

10.5+*	Forms of grant notice, stock option agreement and notice of exercise under the Stitch Fix, Inc. 2017 Incentive Plan, effective as of , 2017.

10.6+*	Forms of restricted stock unit grant notice and award agreement under the Stitch Fix, Inc. 2017 Incentive Plan, effective as of , 2017.

10.7+†	Form of Indemnity Agreement entered into by and between Stitch Fix, Inc. and each director and executive officer.

10.8+†	Offer Letter, by and between Stitch Fix, Inc. and Katrina Lake, dated September 5, 2017.

10.9+†	Amended and Restated Offer Letter, by and between Stitch Fix, Inc. and Paul Yee, dated September 5, 2017.

10.10+†	Offer Letter, by and between Stitch Fix, Inc. and Julie Bornstein, dated February 27, 2015.

10.11+†	Amended and Restated Offer Letter, by and between Stitch Fix, Inc. and Scott Darling, dated September 5, 2017.

10.12†	Office Lease, by and between Stitch Fix, Inc. and Post-Montgomery Associates, dated as of November 10, 2015, as amended.

10.13+†	Confidential Separation Agreement and General Release of all Claims, by and between Stitch Fix, Inc. and Julie Bornstein, dated as of July 21, 2017.

10.14#	Logistics Services Agreement, by and between Stitch Fix, Inc. and Ozburn-Hessey Logistics, LLC, dated as of April 24, 2014.

10.15+*	Stitch Fix, Inc. Independent Director Compensation Policy, effective as of , 2017.

21.1	List of Subsidiaries of Stitch Fix, Inc.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-5).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the SEC.
†	Previously submitted.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on                   , 2017.

STITCH FIX, INC.

By:
Name:	Katrina Lake
Title:	Founder, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Katrina Lake, Paul Yee and Scott Darling, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Katrina Lake	Founder, Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Paul Yee	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

Steven Anderson	Director	, 2017

J. William Gurley	Director	, 2017

Marka Hansen	Director	, 2017

Sharon McCollam	Director	, 2017